CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2003                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F __X__  Form 40-F _____



  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _____  No __X__


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi Announces Second Quarter and First Half 2003 Financial Results and Initiatives for Improving Competitiveness

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 3, 2003--

    Quarter's highlights:

    --  Unit sales up 0.6%

    -- Net sales decreased 6.6% as a result of the unfavorable currency translation

    -- Net profit margin at 5.9% versus 13.7% reported in the second quarter 2002

    Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the second quarter and first half
2003.



NET SALES
----------------------------------------------------------------------

Natuzzi's second quarter 2003 net sales decreased 6.6 percent from EUR
217.0 million or $ 199.3 million to EUR 202.6 million or $ 230.1 million while in the same period total seats sold increased 0.6 percent. In the six-month period net sales decreased 10.3 percent to EUR 386.1 million or $ 426.7 million and total seats sold decreased
1.8 percent.

In the second quarter 2003 net upholstery sales decreased 9.8 percent compared to the prior year's quarter to EUR 179.1 million, or $ 203.4 million, while other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased 27.0 percent to EUR 23.5 million or $ 26.7 million.

Second quarter 2003 net upholstery sales in the Americas were EUR 79.5 million, or $ 90.3 million, a decrease of 20.7 percent over the previous year's quarter. In Europe, net upholstery sales increased 5.1 percent to EUR 90.6 million, or $ 102.9 million, while in the rest of the world upholstery sales decreased 25 percent to EUR 9 million, or $
10.2 million.

In the second quarter 2003, total net sales to Divani & Divani by Natuzzi, Natuzzi stores and to the recently acquired Kingdom of Leather's 14 store chain increased 25.3 percent to EUR 28.2 million, or $ 32.0 million. During the quarter 7 new stores were opened in Italy, Spain, Switzerland and China bringing the total number of stores, including the aforesaid fourteen Kingdom of Leather's stores, to 128 in Italy and 90 outside Italy.

Leather-upholstered furniture sales, which accounted for 82.1 percent of second quarter total net upholstery sales, decreased 14 percent over the last year's quarter to EUR 147.1 million, or $ 167.1 million, while fabric upholstered furniture sales in second quarter 2003, were EUR 32.0 million, or $ 36.3 million, up 16.4 percent compared to the second quarter 2002.

Second quarter 2003 net sales of Natuzzi-branded furniture were EUR
142.3 million, or $ 161.6 million, down 11.7 percent compared to last year's quarter of EUR 161.2 million, or $ 148.1 million. In the same period, net sales of Italsofa branded furniture decreased 1.3 percent to EUR 36.8 million, or $ 41.8 million, from EUR 37.3 million, or $
34.3 million.

Pasquale Natuzzi, Chairman and Chief Executive Officer, said, "The decrease of net sales in the second quarter 2003 compared to the same period one year ago, was due to the unfavorable translation effect caused by the strong appreciation of the Euro against the US Dollar and other main currencies in which the Company exports, while seats sold increased marginally."

GROSS PROFIT & OPERATING INCOME
----------------------------------------------------------------------

Natuzzi's second quarter 2003 gross profit decreased 11.8 percent to EUR 69.6 million, or $ 79.1 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin decreased to 34.4 percent from 36.4.

Second quarter 2003 operating income decreased 74.6 percent to EUR 8.2 million or $ 9.3 million while the operating margin for each year's comparable quarter were 4.0 percent and 14.9 percent, respectively.

NET INCOME & EARNINGS PER SHARE
----------------------------------------------------------------------

Net Income for the second quarter 2003 decreased 60.1 percent versus last year's quarter to EUR 11.9 million, or $ 13.5 million, while earnings per share (ADR) was EUR 0.22, or $ 0.25. In the six-month period net income decreased 51.5 percent to EUR 26.7 million, or $
29.5 million from EUR 55.1 million or $ 49.5 million in the prior year's comparable period.

Pasquale Natuzzi commented, "The strong pressure on prices, the consistent appreciation of the Euro and increasing investments related to the opening of new galleries and stores and advertising, had a negative impact on net income for the period."

CASH FLOW
----------------------------------------------------------------------

Net cash flow from operations for the first half 2003 decreased 46.4 percent to EUR 22.4 million, or $ 24.8 million, from EUR 41.8 million, or $ 37.5 million generated in the last year. On a per ADR basis, net operating cash flow was EUR 0.41, or $ 0.45, compared to EUR 0.76 or $
0.68 in the first half 2002.

FOREX & TAXES
----------------------------------------------------------------------

In the second quarter 2003, Natuzzi had a net foreign exchange gain of EUR 4.1 million, or $ 4.7 million, versus EUR 5.5 million or $ 5.1 million reported in last year's comparable period.

Income taxes for second quarter 2003 were EUR 2.6 million, or $ 3.0 million, representing an effective tax rate of 17.9 percent versus a
21.6 percent rate in the prior year's period.

PLAN TO IMPROVE COMPETITIVENESS
----------------------------------------------------------------------

The Company's performance is affected by the unfavorable appreciation of the Euro against the major currencies and a cost structure which requires improvements to compete successfully in an industry challenged by the growing competition from low cost countries.

In light of this, Natuzzi has finalized a plan to improve competitiveness through initiatives aimed at increasing productivity and reducing costs. The objective of the plan is to generate cost savings of EUR 35 to 40 millions in 2004.

At the same time the Company will continue to support the Natuzzi brand with large investments in advertising, research and development and the opening of new galleries and stores.

Pasquale Natuzzi said, "Since the beginning, 44 years ago, the Group's mission has been to make leather upholstery affordable to a wider population of consumers everywhere in the world. Today this mission is continued in the Natuzzi brand: A unique opportunity for everyone to have a high quality, well designed living room made in Italy at a competitive price. To achieve this goal, we have to enhance brand values with large investments in advertising, improvements in the distribution and prices that are competitive due to lower costs and higher operating efficiencies.

New investments will be made in the next eighteen months at our Italsofa's plants abroad. The competitiveness of this promotional brand is largely dependent on prices that the cost structure of our production in Italy cannot achieve anymore.

In order to provide motivation in support of the goals set in the plan and reinforce a culture of participation in creating value for the Company, we will introduce a new stock option plan extended to management and key people by the end of 2003," concluded Pasquale
Natuzzi.

OUTLOOK
----------------------------------------------------------------------

Considering the still unfavorable economic and currency conditions, the continuing price competition and the fact that the benefits of the above- mentioned plan should impact mostly year 2004, the Company forecasts for full year 2003 a net profit margin of approximately 6 percent.

CONVERSION RATES
----------------------------------------------------------------------

The second quarter 2003 and 2002 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.1359 per EUR and $ 0.9185 per EUR, respectively. The six months figures for 2003 and 2002 were converted at an average noon buying rate of $
1.1051 per EUR and $ 0.8981 per EUR, respectively.


    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 129 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 78 licensed Divani & Divani by Natuzzi and Natuzzi stores and 14 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward-looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
          for the second quarter ended June 30, 2003 and 2002
                     on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                          2nd Quarter   %   2nd Quarter   %      %
                          ----------- ----- ----------- ----- --------
                             2003     Sales    2002     Sales  Change
                          ----------- ----- ----------- ----- --------

     Upholstery net sales      179.1             198.5           -9.8%
              Other sales       23.5              18.5           27.0%
                          -----------       -----------
Net Sales                      202.6   100%      217.0   100%    -6.6%

                Purchases     (105.1)            (89.1)          18.0%
                    Labor      (27.1)            (28.8)          -5.9%
Third-party Manufacturers       (9.9)            (11.1)         -10.8%
      Manufacturing Costs       (7.0)             (7.8)         -10.3%
         Inventories, net       16.1              (1.3)       -1338.5%
                          -----------       -----------
Cost of Sales                 (133.0)           (138.1)          -3.7%

                          -----------       -----------
Gross Profit                    69.6  34.4%       78.9  36.4%   -11.8%

         Selling Expenses      (51.6)            (36.0)          43.3%
             General and
  Administrative Expenses       (9.8)            (10.6)          -7.5%

                          -----------       -----------
Operating Income                 8.2   4.0%       32.3  14.9%   -74.6%

     Interest Income, net        0.2               0.2
    Foreign Exchange, net        4.1               5.5
        Other Income, net        2.0              (0.1)

                          -----------       -----------
Earnings before taxes and
 minority interest              14.5              37.9          -61.7%

             Income taxes       (2.6)             (8.2)         -68.3%

                          -----------       -----------
Earnings before minority
 interest                       11.9              29.7          -59.9%

        Minority Interest        0.0              (0.1)

                          ------------      ------------
Net Earnings                    11.9   5.9%       29.8  13.7%   -60.1%
                          ============      ============

       Earnings per Share       0.22              0.54
                          ============      ============

Average Number of Shares
 Outstandings(1)          54,681,628        54,681,628


(1) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                              2nd Quarter  2nd Quarter
                                                 2003         2002
                                             ------------- -----------
Net Sales                                           230.1       199.3
Gross Profit                                         79.1        72.5
Operating Profit                                      9.3        29.7
Net Earnings                                         13.5        27.4

Earnings per Share in U.S. dollars                   0.25        0.50
Average exchange rate (U.S. dollar per Euro)       1.1359      0.9185


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
              for six months ended June 30, 2003 and 2002
                     on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                            1st Half     %    1st Half     %      %
                           ----------- ----- ----------- ----- -------
                              2003     Sales    2002     Sales Change
                           ----------- ----- ----------- ----- -------

      Upholstery net sales      343.7             393.9         -12.7%
               Other sales       42.4              36.7          15.5%
                           -----------       -----------
Net Sales                       386.1   100%      430.6   100%  -10.3%

                 Purchases     (189.4)           (179.4)          5.6%
                     Labor      (54.1)            (58.6)         -7.7%
 Third-party Manufacturers      (17.6)            (21.1)        -16.6%
       Manufacturing Costs      (14.4)            (14.8)         -2.7%
          Inventories, net       17.4               0.5        3380.0%
                           -----------       -----------
Cost of Sales                  (258.1)           (273.4)         -5.6%

                           -----------       -----------
Gross Profit                    128.0  33.2%      157.2  36.5%  -18.6%

          Selling Expenses      (88.3)            (73.8)         19.6%
General and Administrative
                  Expenses      (18.4)            (19.5)         -5.6%

                           -----------       -----------
Operating Income                 21.3   5.5%       63.9  14.8%  -66.7%

      Interest Income, net        0.6               0.5
     Foreign Exchange, net       10.1               5.9
         Other Income, net        1.2               0.2

                           -----------       -----------
Earnings before taxes and
 minority interest               33.2              70.5         -52.9%

              Income taxes       (6.5)            (15.4)        -57.8%

                           -----------       -----------
Earnings before minority
 interest                        26.7              55.1         -51.5%

         Minority Interest        0.0               0.0

                           -----------       -----------
Net Earnings                     26.7   6.9%       55.1  12.8%  -51.5%
                           ============      ============

        Earnings per Share       0.49              1.01
                           ============      ============

Average Number of Shares
 Outstandings(1)           54,681,628        54,681,628


(1) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                                    1st Half 1st Half
                                                      2003     2002
                                                    -------- ---------
Net Sales                                             426.7     386.7
Gross Profit                                          141.5     141.2
Operating Profit                                       23.5      57.4
Net Earnings                                           29.5      49.5

Earnings per Share in U.S. dollars                     0.54      0.91
Average exchange rate (U.S. dollar per Euro)         1.1051    0.8981


                         GEOGRAPHIC BREAKDOWN

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)

                       2nd      2nd             2nd      2nd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2003     2002  Change    2003     2002  Change
                     -------- -------- ------ -------- -------- ------
Americas                79.5    100.3  -20.7% 442,418  418,653    5.7%
          % of total    44.4%    50.5%           54.9%    52.2%
Europe                  90.6     86.2    5.1% 320,225  333,103   -3.9%
          % of total    50.6%    43.4%           39.7%    41.6%
Rest of world            9.0     12.0  -25.0%  43,326   49,528  -12.5%
          % of total     5.0%     6.0%            5.4%     6.2%
TOTAL                  179.1    198.5   -9.8% 805,969  801,284    0.6%
-------------------- -------- -------- ------ -------- -------- ------

                         BREAKDOWN BY COVERING

                         Sales                 Seat Units
                    (Expressed in
                    millions of EUR)

                    2nd       2nd             2nd      2nd
                   Quarter   Quarter   %     Quarter  Quarter    %
                  --------- -------- ------ -------- -------- --------
                      2003     2002  Change    2003     2002   Change
                  --------- -------- ------ -------- -------- --------
Leather              147.1    171.0  -14.0% 615,859  656,962     -6.3%
       % of total     82.1%    86.1%           76.4%    82.0%
Fabric                32.0     27.5   16.4% 190,110  144,322     31.7%
       % of total     17.9%    13.9%           23.6%    18.0%
TOTAL                179.1    198.5   -9.8% 805,969  801,284      0.6%
----------------- --------- -------- ------ -------- -------- --------

                          BREAKDOWN BY BRAND

                           Sales                 Seat Units
                       (Expressed in
                      millions of EUR)

                       2nd      2nd             2nd      2nd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2003     2002  Change    2003     2002  Change
                     -------- -------- ------ -------- -------- ------
Natuzzi                142.3    161.2  -11.7% 550,049  597,797   -8.0%
          % of total    79.5%    81.2%           68.2%    74.6%
Italsofa                36.8     37.3   -1.3% 255,920  203,487   25.8%
          % of total    20.5%    18.8%           31.8%    25.4%
TOTAL                  179.1    198.5   -9.8% 805,969  801,284    0.6%
-------------------- -------- -------- ------ -------- -------- ------

                         GEOGRAPHIC BREAKDOWN

                      Sales                    Seat Units
                  (Expressed in
                 millions of EUR)

                1st Half  1st Half   %     1st Half   1st Half    %
               ---------- -------- ------ ---------- ---------- ------
                    2003      2002 Change      2003       2002  Change
               ---------- -------- ------ ---------- ---------- ------
Americas           158.8     197.7 -19.7%   843,771    804,947    4.8%
    % of total      46.2%     50.2%            54.6%      51.1%
Europe             167.3     174.8  -4.3%   620,060    679,862   -8.8%
    % of total      48.7%     44.4%            40.1%      43.2%
Rest of world       17.6      21.4 -17.8%    81,542     88,960   -8.3%
    % of total       5.1%      5.4%             5.3%       5.7%
TOTAL              343.7     393.9 -12.7% 1,545,373  1,573,769   -1.8%
-------------- ---------- --------- ----- ---------- ---------- ------

                         BREAKDOWN BY COVERING

                       Sales                  Seat Units
                  (Expressed in
                 millions of EUR)

                1st Half 1st Half    %     1st Half   1st Half    %
                -------- --------- ------ ---------- ---------- ------
                   2003      2002  Change      2003       2002  Change
                -------- --------- ------ ---------- ---------- ------
Leather           280.1     334.0  -16.1% 1,162,623  1,262,493   -7.9%
     % of total    81.5%     84.8%             75.2%      80.2%
Fabric             63.6      59.9    6.2%   382,750    311,276   23.0%
     % of total    18.5%     15.2%             24.8%      19.8%
TOTAL             343.7     393.9  -12.7% 1,545,373  1,573,769   -1.8%
--------------- -------- --------- ------ ---------- ---------- ------

                          BREAKDOWN BY BRAND

                      Sales                     Seat Units
                 (Expressed in
                 millions of EUR)

               1st Half  1st Half    %     1st Half   1st Half    %
               --------- --------- ------ ---------- -----------------
                   2003      2002  Change      2003       2002 Change
               --------- --------- ------ ---------- -----------------
Natuzzi           277.0     331.4  -16.4% 1,094,902  1,237,457  -11.5%
    % of total     80.6%     84.1%             70.9%      78.6%
Italsofa           66.7      62.5    6.7%   450,471    336,312   33.9%
    % of total     19.4%     15.9%             29.1%      21.4%
TOTAL             343.7     393.9  -12.7% 1,545,373  1,573,769   -1.8%
-------------- --------- --------- ------ ---------- -----------------


                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
               as of June 30, 2003 and December 31, 2002
                    (Expressed in millions of EUR)

ASSETS                                             June 30,  December
                                                                31,
                                                   --------- ---------
                                                       2003      2002
                                                   --------- ---------
Current Assets:
Cash and cash equivalents                              92.3      96.7
Marketable debt securities                                -         -
Trade receivables, net                                149.2     158.4
Other receivables                                      47.8      58.3
Inventories                                           101.4      84.1
Unrealized foreign exchange gain                       14.6       2.0
Prepaid expenses and accrued income                     3.9       1.3
Deferred income taxes                                   1.1       1.8
Total current assets                                  410.3     402.6
                                                   --------- ---------
Non-Current Assets:
Net property, plant and equipment                     243.8     228.9
Treasury shares                                        37.8      37.8
Other assets                                           14.1       5.1
Deferred income taxes                                   0.1       0.1
Total Assets                                          706.1     674.5
                                                   ========= =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                   2.4       0.2
Current portion of long-term debt                       3.2       1.4
Accounts payable-trade                                 86.8      87.5
Accounts payable-shareholders for dividends            18.8         -
Accounts payable-other                                 16.7      15.7
Allowance for unrealized foreign exchange losses          -         -
Income taxes                                            3.6       9.2
Salaries, wages and related liabilities                19.0      14.7
Total current liabilities                             150.5     128.7
                                                   --------- ---------
Long-Term Liabilities:
Employees' termination indemnity                       26.5      25.6
Long-term debt                                          4.6       3.6
Deferred income taxes                                   0.4       0.4
Accrued expenses and deferred income                   13.8      14.2
Other liabilities                                       5.4       5.7
Minority Interest                                       0.5       0.5
Shareholders' Equity:
Share capital                                          57.5      57.5
Reserves                                               80.4      73.1
Additional paid-in capital                              8.3       8.3
Retained earnings                                     358.2     356.9
Total shareholders' equity                            504.4     495.8
                                                   --------- ---------
Total Liabilities and Shareholders' Equity            706.1     674.5
                                                   ========= =========




                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of June 30, 2003 and 2002
                    (Expressed in millions of EUR)

                                                      June 30  June 30
                                                         2003    2002
                                                      ----------------
Cash flows from operating activities:
Net earnings                                             26.7    55.1
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation                                          10.7     8.5
   Employees' termination indemnity                       0.9     1.6
   Deferred income taxes                                  0.7    (0.2)
   Minority interest                                        -       -
   (Gain) loss on disposal of assets                      0.3       -
   Change in provision for unrealized foreign exchange
    (losses)/gain                                       (12.5)   (5.9)
Change in assets and liabilities:
   Receivables, net                                      10.0   (31.4)
   Inventories                                          (11.6)   (0.5)
   Prepaid expenses and accrued income                   (2.7)   (2.2)
   Other assets                                          13.1    (3.3)
   Accounts payable                                      (3.3)    4.2
   Income taxes                                          (5.6)    3.1
   Salaries, wages and related liabilities                4.3     6.7
   Other liabilities                                     (8.8)    6.1
                                                         -----  ------

Total adjustments                                        (4.3)  (13.3)
                                                         -----  ------

Net cash provided by operating activities                22.4    41.8
                                                         -----  ------

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                            (22.0)  (33.9)
   Disposals                                              0.4     0.4
Government grants received                                0.3     0.1
Marketable debt securities:
   Purchases                                                -       -
   Proceeds from maturities                                 -       -
   Proceeds from sales                                      -       -
Purchase of business, net of cash acquired                  -       -
Purchase of minority interest                            (4.3)      -
                                                        ------  ------
Net cash used in investing activities                   (25.6)  (33.4)
Cash flows from financing activities:
Long term debt:
   Proceeds                                                 -       -
   Repayments                                             0.4    (0.6)
Short-term borrowings                                     0.3    (4.6)
Exercise of stock options                                   -       -
Treasury shares                                             -       -
Dividends paid                                              -       -
Dividends paid to minority shareholders                     -       -
                                                         -----   -----
Net cash used in financing activities                     0.7    (5.2)
                                                         -----   -----
Effect of translation adjustments on cash                (1.8)   (1.7)
                                                         -----   -----
Increase (decrease) in cash and cash equivalents         (4.4)    1.5
Cash and cash equivalents, beginning of the year         96.7   208.2
Cash and cash equivalents, end of the period             92.3   209.7




                            Natuzzi S.p.A.

                  Second Quarter and First Half 2003
                   Financial Results Teleconference

 Senior management will review second quarter 2003 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                      Thursday, September 4, 2003
                      ---------------------------
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site

                            www.natuzzi.com
                            ---------------

      starting from 3:00 p.m. Italian time on September 5, 2003.

    CONTACT: Investor Relations Dept., +39-080-8820-412
             investor_relations@natuzzi.com
              OR
             Corporate Press Office, +39-080-8820-124 relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NATUZZI S.p.A.
                                                   (Registrant)


Date:  3rd September 2003                          By:_/s/_GIUSEPPE DESANTIS____
                                                           Giuseppe Desantis